Exhibit 1

AudioCodes Press Release

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports First Quarter 2018 Results

Lod, Israel – April 24, 2018 - AudioCodes (NASDAQ: AUDC) Press Release

First Quarter Highlights

•	Quarterly revenues increased by 13.5% year-over-year to $42.4 million;

•	Quarterly service revenues increased by 20.2% year-over-year to $13.7 million;

•	Revenues related to UC-SIP business increased more than 30% compared to the first quarter of 2017;

•	Quarterly GAAP gross margin was 64.0%; quarterly Non-GAAP gross margin was 64.5%;

•	Quarterly GAAP operating margin was 7.0%; quarterly Non-GAAP operating margin was 9.1%;

•	Cash flow from operating activities was $8.3 million;

•	Quarterly GAAP net income was $2.4 million, or $0.08 per diluted share, Quarterly Non-GAAP net income was $3.9 million, or $0.13 per diluted share;

•	AudioCodes repurchased 1 million of its ordinary shares during the quarter at an aggregate cost of $7.2 million.

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the first quarter ended March 31, 2018.

Revenues for the first quarter of 2018 were $42.4 million compared to $41.4 million for the fourth quarter of 2017 and $37.4 million for the first quarter of 2017.

Net income was $2.4 million, or $0.08 per diluted share, for the first quarter of 2018 compared to $1.3 million, or $0.04 per diluted share, for the comparable period last year.

On a Non-GAAP basis, net income was $3.9 million, or $0.13 per diluted share, for the first quarter of 2018 compared to $2.5 million, or $0.07 per diluted share, for the comparable period last year.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Active Communications Europe; and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $8.3 million for the first quarter of 2018. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $60.1 million as of March 31, 2018 compared to $58.7 million as of December 31, 2017. The increase in cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities was the result of operating activities offset, in part, by the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program.

"We are pleased to report improved financial results for the first quarter 2018,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. "In the first quarter of 2018 we continued to strengthen our Enterprise Voice business and enhance our leadership position in this space. Continuing the strong trend of the fourth quarter of 2017, we achieved record financial results in our revenues, net income and gross margin. We also achieved higher operating margin for our Enterprise Voice operation. Our services business performed well in the quarter with revenues higher by 20% on a year over year basis. Looking forward, we expect to continue our growth in 2018, continue to generate strong cash flow from operating activities and invest in future offerings."

AudioCodes Press Release

“The performance of our UC-SIP business was noteworthy, reaching a revenue level that’s more than 50% of our total revenues. We continued to execute on our strategic plan, and grew sales of UC-SIP by more than 30% compared to the year ago quarter. Our performance continues to rely primarily on collaboration with our application and system integration partners worldwide, as well as on winning enterprise voice deployments and service provider network transformation projects. Additionally, we saw new opportunities developing in our Voice.AI business,” concluded Mr. Adlersberg.

Share Buy Back Program

As of March 31, 2018, AudioCodes had acquired an aggregate of 16.7 million of its ordinary shares since August 2014 for an aggregate consideration of $87 million. During the quarter ended March 31, 2018, AudioCodes acquired 1 million of its ordinary shares under its share repurchase program for a total consideration of approximately $7.2 million.

In November 2017, AudioCodes received court approval in Israel to purchase up to an aggregate of $20 million of additional ordinary shares pursuant to its share repurchase program. As of March 31, 2018, $9.5 million remained available to the Company for repurchasing shares under this court approval. The current court approval for share repurchases will expire on May 27, 2018.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company's first quarter and full year of 2017 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

AudioCodes Press Release

To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2018 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,701	$24,235
Short-term and restricted bank deposits	7,741	2,739
Short-term marketable securities and accrued interest	14,485	7,087
Trade receivables, net	21,670	22,059
Other receivables and prepaid expenses	6,665	4,693
Inventories	17,534	16,563

Total current assets	89,796	77,376

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$3,907	$4,207
Long-term marketable securities	12,220	20,475
Deferred tax assets	6,101	6,685
Severance pay funds	19,718	20,138

Total long-term assets	41,946	51,505

PROPERTY AND EQUIPMENT, NET	3,769	3,835

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,028	38,222

Total assets	$173,539	$170,938

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,539	$2,519
Trade payables	5,801	5,639
Other payables and accrued expenses	19,779	20,786
Deferred revenues	22,081	16,417

Total current liabilities	50,200	45,361

LONG-TERM LIABILITIES:
Accrued severance pay	$20,855	$21,228
Long-term bank loans	5,643	6,237
Deferred revenues and other liabilities	6,945	5,731

Total long-term liabilities	33,443	33,196

Total equity	89,896	92,381

Total liabilities and equity	$173,539	$170,938

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except shares and per share data

	Three months ended
	March 31,
	2018	2017
	(Unaudited)
Revenues:
Products	$28,763	$26,008
Services	13,662	11,369

Total Revenues	42,425	37,377

Cost of revenues:
Products	11,895	11,159
Services	3,371	2,902

Total Cost of revenues	15,266	14,061

Gross profit	27,159	23,316

Operating expenses:
Research and development, net	8,633	7,154
Selling and marketing	12,988	12,035
General and administrative	2,581	2,161

Total operating expenses	24,202	21,350

Operating income	2,957	1,966
Financial income (expenses), net	243	(69)

Income before taxes on income	3,200	1,897
Taxes on income, net	(766)	(602)

Net income	$2,434	$1,295

Basic net earnings per share	$0.08	$0.04

Diluted net earnings per share	$0.08	$0.04

Weighted average number of shares used in computing basic net earnings per share (in thousands)	29,159	31,986

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	30,349	33,037

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2018	2017
	(Unaudited)

GAAP net income	$2,434	$1,295

GAAP net earnings per share	$0.08	$0.04

Cost of revenues:
Share-based compensation (1)	39	25
Amortization expenses (2)	174	174
	213	199
Research and development, net:
Share-based compensation (1)	113	95
Deferred payments expenses (3)	-	11
	113	106

Selling and marketing:
Share-based compensation (1)	274	263
Amortization expenses (2)	15	30
	289	293
General and administrative:
Share-based compensation (1)	269	155

Income taxes:
Deferred tax (4)	584	430

Non-GAAP net income	$3,902	$2,478
Non-GAAP diluted net earnings per share	$0.13	$0.07

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2018	2017
	(Unaudited)
Cash flows from operating activities:
Net income	$2,434	$1,295
Adjustments required to reconcile net income or loss to net cash provided by operating activities:
Depreciation and amortization	540	655
Amortization of marketable securities premiums and accretion of discounts, net	103	161
Increase in accrued severance pay, net	47	196
Share-based compensation expenses	695	538
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	15	(3)
Decrease in long- term deferred tax assets	563	409
Decrease in trade receivables, net	389	1,056
Increase in other receivables and prepaid expenses	(1,734)	(3,452)
Increase in inventories	(971)	(107)
Increase (decrease) in trade payables	162	(2,564)
Decrease in other payables and accrued expenses	(1,081)	(54)
Increase in deferred revenues	7,124	2,730

Net cash provided by operating activities	8,286	860

Cash flows from investing activities:
Proceeds from redemption of marketable securities	727	-
Purchase of property and equipment	(280)	(463)

Net cash provided by (used in) investing activities	447	(463)

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2018	2017
	(Unaudited)

Cash flows from financing activities:
Purchase of treasury stock	(7,224)	(7,332)
Repayment of bank loans	(636)	(985)
Payment related to the acquisition of ACS	(151)	-
Proceeds from issuance of shares upon exercise of options and warrants	1,446	1,286

Net cash used in financing activities	(6,565)	(7,031)

Net increase (decrease) in cash, cash equivalents, and restricted cash	2,168	(6,634)

Cash, cash equivalents and restricted cash at beginning of period	31,181	33,152

Cash, cash equivalents and restricted cash at end of period	$33,349	$26,518

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